

Mail Stop 4628

June 29, 2018

Via E-mail
Kurt Adzema
Executive Vice President and Chief Financial Officer
Finisar Corporation
1389 Moffett Park Drive
Sunnyvale, CA 94089

> **Re:** **Finisar Corporation**
> **Form 10-K for the Fiscal Year Ended April 29, 2018**
> **Filed June 15, 2018**
> **File No. 0-27999**

Dear Mr. Adzema:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Risk Factors, page 8
Our international business and operations expose us to additional risks, page 13

1. You provide disclosure about potential risks arising from the 2018 Commerce Department prohibition on the export and sale of products and services to your customer ZTE Corporation. Recent news articles report that this ban is in the process of being lifted, but that Congress is considering reinstating the ban. The ban results from ZTE failing to comply with terms it agreed to in connection with the settlement under which it was fined $1.9 billion by the U.S. government for violating U.S. economic sanctions relating to Iran and North Korea. Those countries also are designated by the State Department as state sponsors of terrorism and are subject to US export controls. Please discuss the potential for reputational harm from this matter. In this regard, we note that several recent news articles report that the price of your stock fell on the date that the ban

was announced and on the date of Senate action to reinstate the ban.

2. Similarly, several articles report that large customer Huawei Technologies is being investigated by the Departments of Justice, Commerce and Treasury regarding exports to Iran, North Korea, Syria and Sudan. Syria and Sudan also are designated by the Department of State as state sponsors of terrorism, and are subject to US economic sanctions and/or export controls. Please discuss the potential for reputational harm from this matter. We are aware of 2016 news articles discussing the potential negative impact on your company, and a transcript of your fourth quarter 2016 earnings conference call reveals that your chief executive officer was asked about the impact of the Huawei subpoena on the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director